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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

            SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                               (AMENDMENT NO. 1)
                                   KTI, INC.
                       (Name of Subject Company (issuer))

                               KTI, INC. (ISSUER)

               CASELLA WASTE SYSTEMS, INC. (AFFILIATE OF ISSUER)

                      (Name of Person(s) Filing Statement)

                 8 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                         (Title of Class of Securities)

          8 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004: 482689 AA 4

                     (CUSIP Number of Class of Securities)

                                JOHN W. CASELLA
                            CHIEF EXECUTIVE OFFICER
                          CASELLA WASTE SYSTEMS, INC.
                              25 GREENS HILL LANE
                                RUTLAND, VERMONT
                                 (802) 775-0325

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                             JEFFREY A. STEIN, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                                BOSTON, MA 02109

                                JANUARY 24, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
                 $6,830,883                                      $1,366

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $6,770,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment) as of March 8, 2000 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

/X/  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,366
Form or Registration No.:    005-52063
Filing Party: KTI, Inc.
Date Filed: January 24, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

        third-party tender offer subject to Rule 14d-1.    / /

        issuer tender offer subject to Rule 13e-4.    / /

        going-private transaction subject to Rule 13e-3.    / /

        amendment to Schedule 13D under Rule 13d-2.    / /

    Check the following box if the filing is a final amendment reporting the
results of the tender offer.    / /

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                             INTRODUCTORY STATEMENT

    This Schedule TO relates to a change of control offer (the "Offer") by KTI, Inc., a New Jersey corporation (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase dated March 2, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 8 3/4% Convertible Subordinated Notes due 2004 of the Company (the "Notes"). Prior to the Effective Time (as defined in the Offer to Purchase), the Notes were convertible into shares of common stock, par value $.01 per share, of the Company (the "Company Common Stock"), at a conversion price of $11.75 per share of Company Common Stock. Since the Effective Time, the Notes have been convertible into shares of Class A Common Stock of Casella Waste Systems, Inc. at a conversion price of $23.04 per share. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.  SUMMARY TERM SHEET

    The information set forth in the section of the Offer to Purchase entitled "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The name of the Company is KTI, Inc. The address of its principal executive office is 25 Greens Hill Lane, Rutland, Vermont 05702. The Company is a wholly owned subsidiary of Casella Waste Systems, Inc., a Delaware corporation ("Casella"). Casella's principal executive office is 25 Greens Hill Lane, Rutland, Vermont 05702. The telephone number for both Casella and the Company is
(802) 775-0325.

    (b) The securities which are the subject of the Offer are the 8 3/4% Convertible Subordinated Notes due 2004 issued by the Company. The Notes are convertible into shares of Casella Class A Common Stock at a conversion price of $23.04 per share. As of January 20, 2000, there was $6,770,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment.

    (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

    (d) The Notes bear interest at 8 3/4% per annum. Interest has been paid in arrears on February 1, May 1, August 1 and November 1 of each year since the Notes were issued on July 31, 1998.

    (e) Not applicable.

    (f) In November 1998, $14,329,000 of the Notes were exchanged for 1,219,489 shares of KTI Common Stock at $11.75 per share. The conversion included a premium equal to 3.0% of the face value of the Notes and nine months forward interest at 8 3/4%, paid to the noteholders in the form of 63,910 shares of KTI common stock valued at $21.44 per share.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    The Company and Casella are filing this statement. The information required by this item is set forth in item 2(a) above.

ITEM 4.  TERMS OF THE TRANSACTION

    The information set forth in the Offer to Purchase is incorporated herein by reference. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of the Company.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    The Notes are governed by the Indenture dated as of July 31, 1998 between the Company and SunTrust Bank, Central Florida, National Association, as trustee, and by the First Supplemental Indenture dated as of December 14, 1999 between the Company and SunTrust Bank, Central Florida, National Association, as trustee.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    The information set forth in the section of the Offer to Purchase entitled "Purpose and Effects of the Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the best knowledge of the Company and Casella, no Notes are owned by any person whose ownership would be required to be disclosed by this item. In addition, to the knowledge of the Company, none of such persons engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENT

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

    Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase, dated March 2, 2000.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4)  Letter to clients.

    (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

    (b) Amended and Restated Revolving Credit and Term Loan Agreement between Casella and various financial institutions named therein, dated as of December 14, 1999.

    (d)(1) Indenture, dated as of July 31, 1998, between the Company, as issuer, and SunTrust Bank, Central Florida, National Association, as trustee.

      (2) First Supplemental Indenture, dated as of December 14, 1999, between the Company, as issuer, and SunTrust Bank, Central Florida, National Association, as trustee.

    (g)  Not applicable.

    (h)  Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

                                                       KTI, INC.

                                                       By:             /s/ JOHN W. CASELLA
                                                            -----------------------------------------
                                                                         John W. Casella
                                                                            PRESIDENT

                                                       CASELLA WASTE SYSTEMS, INC.

                                                       By:             /s/ JOHN W. CASELLA
                                                            -----------------------------------------
                                                                         John W. Casella
                                                                     CHIEF EXECUTIVE OFFICER

                               INDEX TO EXHIBITS

EXHIBIT NO.                               DESCRIPTION
-----------       ------------------------------------------------------------
(a)(1)            Offer to Purchase, dated March 2, 2000
(a)(2)            Letter of Transmittal
(a)(3)            Notice of Guaranteed Delivery
(a)(4)            Letter to clients
(a)(5)            Letter to brokers, dealers, commercial banks, trust
                  companies and other nominees
(b)               Amended and Restated Revolving Credit and Term Loan
                  Agreement between Casella and various financial institutions named therein, dated as of December 14, 1999*
(d)(1)            Indenture, dated as of July 31, 1998, between the Company, as issuer, and SunTrust Bank, Central Florida, National
                  Association, as trustee*
(d)(2)            First Supplemental Indenture, dated as of December 14, 1999, between the Company, as issuer, and SunTrust Bank, Central
                  Florida, National Association, as trustee*
(g)               Not applicable
(h)               Not applicable

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*   Previously filed